

October 31, 2023

Ryan Goepel
Chief Financial Officer
Global Crossing Airlines Group Inc.
4200 NW 36th Street
Building 5A
Miami International Airport
Miami, Florida 33166

   Re: Global Crossing Airlines Group Inc.
     Form 10-K for the Fiscal Year ended December 31, 2022
     Filed March 10, 2023
     File No. 000-56409

Dear Ryan Goepel:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation